Exhibit 99.2

Sound Group Inc. Announces the Appointment of Enrome as Independent Auditor

Singapore, July 9, 2024 (GLOBE NEWSWIRE) – Sound Group Inc. (“Sound Group” or the “Company”) (NASDAQ: SOGP), formerly known as LIZHI INC., a global audio-centric social and entertainment company, today announced that the appointment of Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023, effective July 9, 2024. The appointment has been approved by the audit committee of the Company’s Board of Directors.

Enrome succeeds PricewaterhouseCoopers Zhong Tian LLP (“PwC”), the Company’s previous independent registered public accounting firm. PwC is committed to working with the Company and Enrome to ensure a seamless transition.

About Sound Group Inc. (formerly known as LIZHI INC.)

Sound Group Inc. is a global audio-centric social and entertainment company driven by a clear mission and vision: building the world’s largest audio platform to better connect and communicate. The Company is dedicated to shaping a future where audio not only bridges gaps but also amplifies human connection through the power of sound. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to the Company’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

E-mail: ir@soundgroupinc.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Brandi Piacente

Tel: +1-212-481-2050

E-mail: soundgroup@tpg-ir.com